Exhibit 99.2

Directors' Report on the State of the Company's Affairs for the three months ended March 31, 2013

The information contained in this report constitutes a translation of the directors' report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience only.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

We respectfully present the Directors' Report on the state of affairs of "Bezeq" – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together: "the Group"), for the three-month period ended March 31, 2013 ("Quarter").

The Directors' Report contains a condensed review of its subject-matter and was prepared assuming that the Directors' Report for December 31, 2012 is also available to the reader.

The Group reports on four main segments in its financial statements:

1)	Domestic Fixed-Line Communications

2)	Cellular

3)	International Communications, Internet and NEP Services

4)	Multi-Channel Television (stated by the equity method)

The Company's consolidated financial statements also include an “Others” segment which comprises mainly Internet services and an Internet portal operation (through Walla) and customer call center services (through Bezeq On-line), This Others segment is not material at the Group level.

Profit for the Quarter attributed to the owners of the Company amounted to NIS 497 million, compared with NIS 582 million in the corresponding quarter last year, a decrease of 14.6%.

EBITDA (earnings before interest, taxes, depreciation and amortization) of the Group decreased from NIS 1,208 million in the corresponding quarter to NIS 1,089 million in the Quarter, a decrease of 9.9%.

The results for the Quarter compared with the corresponding quarter were affected primarily by more intense competition in the communications market, notably in the Cellular segment, which resulted in a decline in revenue. The impact of this decline was moderated primarily by the decrease in operating and general expenses.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

1.	Explanations of the Board of Directors for the state of the corporation's affairs, the results of its operations, its equity, cash flows and other topics

1.1	Financial position

1.1.1
Assets

The Group's assets as of March 31, 2013 amounted to NIS 16.09 billion, compared with NIS 17.92 billion on March 31, 2012, of which NIS 5.95 billion (37%) are property, plant and equipment, compared with NIS 6.10 billion (34%) on March 31, 2012.

The decrease in the Group’s assets stems primarily from the Cellular segment, which decreased, from NIS 5.94 billion on March 31, 2012 to NIS 4.62 billion as of March 31, 2013. The decrease stems primarily from a decrease in the trade receivables as a result of a decrease in revenues from the sale of terminal equipment and the factoring in of certain receivables paid for in instalments.  Decreases were also recorded in cash balances, property, plant and equipment, intangible assets and inventory.

In the Domestic Fixed-Line Communications segment, total assets, without dividend receivable, loans and investment in associates, decreased compared with March 31, 2012 by NIS 423 million. The decrease stems mainly from a decrease in the balances of cash and cash equivalents plus current investments, and from a decrease in deferred tax assets.

In the International Communications, Internet and NEP segment, total assets decreased by NIS 41 million. Most of the decrease occurred in cash balances and other long-term assets.

In the Multi-Channel Television segment (stated by the equity method), total assets increased by NIS 178 million, which stemmed from an increase in property, plant and equipment, mainly as a result of an increase in investment in  decoders, a rise in broadcasting rights mainly as a result of the increase in the balance of original productions, and an increase in cash, largely due to the raising of debt in the Quarter.

1.1.2
Liabilities

The Group's debt to financial institutions and debenture holders as of March 31, 2013 amounted to NIS 9.39 billion, compared with NIS 9.42 billion on March 31, 2012.1 Repayment of debentures and loans in the Domestic Fixed-Line Communications segment and in the Cellular segment was offset by receipt of bank loans in the Domestic Fixed-Line Communications segment.

1
The Group's debt to financial institutions and debentures-holders, net of cash and cash equivalents and current investments as of March 31, 2013, amounted to NIS 7.3 billion, compared with NIS 6.65 billion on March 31, 2012.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

1.2	Results of operations

                         1.2.1       Principal results

                                        Condensed consolidated statement of income:

	1-3/2013	1-3/2012	Increase / (Decrease)
	NIS millions	NIS millions	NIS millions	%

Revenue	2,405	2,740	(335)	(12)%
Operating expenses	1,644	1,890	(246)	(13)%
Operating profit	761	850	(89)	(10)%
Finance (income) expenses, net	24	(44)	68	-
Profit after finance (income expenses, net	737	894	(157)	(18	0%
Share in losses of affiliates	40	58	(18)	(31)%
Profit before income tax	697	836	(139)	(17)%
Income tax	200	245	(45)	(18)%
Profit for the period	497	591	(94)	(16)%
Attributed to:
Company owners	497	582	(85)	(15)%
Non-controlling interest	-	9	(9)	(100)%
Profit for the period	497	591	591	(16)%

Earnings per share
Base and diluted earnings per share (NIS)	0.18	0.21	(0.03)	(14)%

The Group’s revenue in the first quarter of 2013 amounted to NIS 2,405 million, compared with NIS 2,740 million in the corresponding quarter, a decrease of 12.2%. The decrease stems primarily from the Cellular segment as a result of more intense competition, which resulted in  a decrease in revenues from services and from the sale of terminal equipment.

The Group’s depreciation and amortization expenses in the Quarter amounted to NIS 328 million compared with NIS 358 million in the corresponding quarter, a decrease of 8.4%. The decrease stems mainly from the Domestic Fixed-Line Communications segment and the Cellular segment.

The Group’s salary expenses in the Quarter amounted to NIS 499 million compared with NIS 511 million in the corresponding quarter, a decrease of 2.4%. The decrease stems from the Cellular segment.

The Group’s operating and general expenses in the Quarter amounted to NIS 889 million compared with NIS 1,044 million in the corresponding quarter, a decrease of 14.9%. The decrease stems mainly from the Cellular segment, primarily as a result of the decrease in the costs of sales of terminal equipment. In addition, commencing 2013, the obligation of Group companies to pay royalties to the State was cancelled.

Other operating income, net, in the quarter amounted to NIS 72 million compared with NIS 23 million in the corresponding quarter. The increase stems from the Domestic Fixed-Line Communications segment.

Finance expenses, net, in the quarter amounted to NIS 24 million, compared with net finance income of NIS 44 million in the corresponding quarter. Most of the change stems from the sale of all of all the shares held in Traffix Communications Systems Ltd. at a profit of NIS 74 million in the first quarter of 2012.

Taxes on the Group's income in the Quarter amounted to NIS 200 million representing 27.1% of earnings after finance expenses, net, compared with NIS 245 million in the corresponding quarter, representing 27.4% of earnings after finance income, net. The decrease in the tax expense stems primarily from the Cellular segment owing to a decrease in pre-tax profit, and from the recording of a tax expense in the corresponding quarter in respect of profit from the sale of the entire holding in Traffix Communications Systems Ltd.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

1.2.2	Segments of operation

A.	Revenue and operating profit by segment of operation:

	1-3/2013		1-3/2012
	NIS millions	% of revenues	NIS millions	% of revenues
Revenues by segment of operation
Domestic Fixed-Line communications	1,129	46.9%	1,199	43.8%
Cellular	964	40.1%	1,244	45.4%
International Communications, Internet and NEP	346	14.4%	332	12.1%
Multi-Channel Television	404	16.8%	417	15.2%
Others and setoffs*	(438)	(18.2)%	(452)	(16.5)%
Total Group revenues	2,405	100%	2,740	100%

	1-3/2013		1-3/2012
	NIS millions	% of revenues	NIS millions	% of revenues
Operating income by segment of operation
Domestic Fixed-Line communications	535	47.4%	539	45.0%
Cellular	174	18.1%	267	21.5%
International Communications, Internet and NEP	56	16.2%	50	15.1%
Multi-Channel Television	67	16.6%	52	12.5%
Others and setoffs*	(71)	-	(58)	-
Consolidated operating income / % of Group revenues	761	31.6%	850	31.0%

*	The setoffs are mainly in respect of the Multi-Channel Television segment, an affiliate.

B.
Domestic Fixed-Line Communications

Revenues

The segment's revenues in the first quarter of 2013 amounted to NIS 1,129 million compared with NIS 1,199 million in the corresponding quarter, a decrease of 5.8%.

The decrease in the segment's revenues stems mainly from a decrease in revenue from telephony, primarily as a result of erosion of revenue per telephone line, a decline in the number of subscribers and a decrease in revenue from interconnect fees to the cellular networks.

The decrease in revenues was offset by an increase in revenues from  high-speed Internet, mainly the result of an increase in the number of Internet subscribers. Revenues from data communication also increased.

Costs and expenses

Depreciation and amortization expenses in the Quarter amounted to NIS 167 million, compared with NIS 178 million in the corresponding quarter, a decrease of 6.2%. The decrease stems from the end of depreciation of the old network in 2012 and the end of depreciation of other property, plant and equipment, as well as a revision of depreciation rates moderated by the amortization of new investments.

Salary expenses in the Quarter amounted to NIS 270 million compared with NIS 267 million in the corresponding quarter, an increase of 1.1%. The increase in salary expenses stemmed mainly from a decrease in salaries attributed to investment and wage creep, and was largely offset by employee retirements and a decrease in share-based payments.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

Operating and general expenses in the Quarter amounted to NIS 230 million compared with NIS 237 million in the corresponding quarter, a decrease of 3%. The decrease stemmed mainly from the cancellation of the mandatory payment of royalties to the State, commencing 2013, and from a decrease in interconnect fees to the cellular networks along with a corresponding decrease in revenues from interconnect fees. Building maintenance and sub-contractor expenses also decreased, but that decrease was almost entirely offset by a decrease in the obligation to pay frequency fees in the first quarter of 2012.

Other operating income, net in the quarter amounted to NIS 73 million compared with NIS 22 million in the corresponding quarter. The increase stems mainly from an increase in capital gains from the sale of real estate and copper (including forward transactions in respect of copper).

Profitability

Operating profit in the segment in the Quarter is similar to the corresponding quarter and amounted to NIS 535 million.

Finance expenses, net

Finance expenses, net in the Quarter amounted to NIS 52 million, compared with NIS 49 million in the corresponding quarter, an increase of 6.1%. The increase stems primarily from recording finance income owing to a decrease in the liability to pay frequency fees in the first quarter of 2012, and from a decrease in profits from investments in monetary funds. Most of the increase was offset by a decrease in finance expenses in respect of revaluation of the obligation to distribute a dividend that does not pass the profit test, and an increase in finance income from shareholder loans to DBS.

C.	Cellular segment

Revenue

Segment revenues in the Quarter amounted to NIS 964 million compared with NIS 1,244 million in the corresponding quarter, a decrease of 22.5%. The decrease stems from the significantly more intense competition in the industry, as described in the Periodic Report for 2012.

Revenues from services in the Quarter amounted to NIS 714 million compared with NIS 834 million in the corresponding quarter, a decrease of 14.4%. The decrease in the service revenues stemmed from tariff erosion as a result of intensifying competition and the transition to unlimited packages, which elf to a decrease in average revenue per use (ARPU) and from a decrease in the number of subscribers. The negative impact on revenues as partly offset by an increase in revenues from cellular operators that use the segment's network.

Segment revenues from the sale of equipment in the Quarter amounted to NIS 250 million, compared with NIS 410 million in the corresponding quarter, a decrease of 39%. The decrease stemmed primarily from a decline in handsets sold, which resulted, inter alia, from the market being opened up to imported handsets and the opening of numerous stores that sell equipment.

Costs and expenses

Depreciation and amortization expenses in the Quarter amounted to NIS 121 million compared with  NIS 135 million in the corresponding quarter, a decrease of 10.4%. The decrease stemmed mainly from termination of the capitalization of subscriber acquisition costs.

Salary expenses in the Quarter amounted to NIS 114 million compared with NIS 132 million in the corresponding quarter, a decrease of 13.6%. The decrease in the salary expense stems primarily from a decrease in the number of positions.

Operating and general expenses in the Quarter amounted to NIS 555 million compared with NIS 710 million in the corresponding quarter, a decrease of 21.8%. The decrease stemmed mainly from a decrease in the cost of selling terminal equipment, largely as a result of a decline in the number of handsets sold, and of cancellation of the duty to pay royalties to the State, commencing 2013.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

Profitability

Operating profit in the Quarter amounted to NIS 174 million compared with NIS 267 million in the corresponding quarter, a decrease of 34.8%. The decrease in operating profit stemmed primarily from erosion of revenues from services and a decline in quantities of equipment sold and in the profitability of the sales, as noted above.

Finance income, net

Finance income, net in the Quarter amounted to NIS 29 million compared with NIS 22 million in the corresponding quarter. The increase stemmed mainly from a decrease in interest expense in respect of loans owing to a decline in the average volume of debt in the Quarter compared with the corresponding quarter, and from an increase in other interest income, which was offset by a decrease in finance income recorded in respect of sales of equipment on installments in the past three years.

D.	International Communications, Internet and NEP

Revenue

Revenues in the segment in the Quarter amounted to NIS 346 million compared with NIS 332 million in the corresponding quarter, an increase of 4.2%. The increase in revenues stems from an increase in Internet revenues as a result of growth in the number of subscribers and an increase in call transfers between communications carriers worldwide. The increase was offset by a decrease in revenues from outgoing calls stemming from the transition in the cellular market to packages that include unlimited overseas calls.

Costs and expenses

Depreciation and amortization expenses in the Quarter amounted to NIS 31 million compared with NIS 34 million in the corresponding quarter, a decrease of 8.8%. The decrease stems primarily from extension of the term of the agreement for non-repeatable usage rights in the capacities of an undersea cable that serves as back-up for the cable owned by the segment.

Salary expenses in the quarter amounted to NIS 73 million compared with NIS 70 million in the corresponding quarter, a decrease of 4.3%.

Operating and general expenses in the Quarter amounted to NIS 185 million compared with NIS 178 million in the corresponding quarter, an increase of 3.9%. The increase in these expenses stems from a rise in the expenses of call transfers between communications carriers worldwide, and was moderated, inter alia, by a decrease in expenses for outgoing calls along with revenues as described above.

Profitability

Operating profit in the segment in the Quarter amounted to NIS 56 million compared with NIS 50 million in the corresponding quarter, an increase of 12%. The increase stems from the changes described above in the revenue and expense items.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

E.	Multi-channel television segment (stated by the equity method)

Revenue

Revenues in the segment in the Quarter amounted to NIS 404 million compared with NIS 417 million in the corresponding quarter, a decrease of 3.1%. Most of the decrease stems from one-time sales of content in the corresponding quarter and from a decrease in the number of customers, and was moderated by a rise in revenues from the use of advanced converters.

Costs and expenses

Cost of sales in the Quarter amounted to NIS 258 million, compared with NIS 272 million in the corresponding quarter, a decrease of 5.2%. Most of the decrease stems from a decrease in content expenses and royalties.

Sales, marketing, administrative and general expenses in the Quarter amounted to NIS 78 million, compared with NIS 93 million in the corresponding quarter, a decrease of 16%. The decrease in these expenses stemmed primarily from a decrease in advertising and in depreciation expenses.

Profitability

Operating profit in the Quarter amounted to NIS 67 million compared with NIS 52 million in the corresponding quarter, an increase of 28.9%. The decrease in operating profit stems from the changes described above in the revenue and expense items

1.3
Equity

Equity attributable to the Company's owners as of March 31, 2013 amounted to NIS 2.97 billion, which is 18.4% of the total balance sheet, compared with NIS 3.24 billion and 18.1% of the total balance sheet on March 31, 2012.

The decrease in equity is the result of the Group's profits after deduction of a dividend of NIS 2.07 billion that was distributed during 2012 from the profits of the second half of 2011 and the first half of 2012.

On April 24, 2013, the general meeting of the shareholders of the Company approved (following the recommendation of the Board of Directors of the Company on March 13, 2013) the distribution of a cash dividend to the shareholders of the Company in the amount of NIS 861 million (see Note 7.3 to the financial statements).

1.4
Cash flows

Consolidated cash flows from operating activities in the first quarter of 2013 amounted to NIS 972 million, compared with NIS 998 million in the corresponding quarter, a decrease of NIS 26 million. Most of the decrease stems from the Domestic Fixed-Line Communications segment, mainly owing to changes in working capital, and was moderated by an increase in cash flow from operating activities in the Cellular segment generated by a decrease in working capital offset by a decrease in net profit. The decrease in working capital in the Cellular segment stemmed primarily from a decline in the volume of sales of equipment on installments, which led to a decrease in trade receivables, and from the factoring in of receivables paid for in installments.

Cash flow from operating activities is one of the sources of financing for the Group’s investments, which during the Quarter included NIS 245 million in the development of communications infrastructures compared with NIS 385 million in the corresponding quarter. In addition, NIS 428 million was invested in financial assets held for trading compared with NIS 350 million in the corresponding quarter.

The Group repaid debts and paid interest in the Quarter amounting to NIS 192 million, compared with NIS 205 million in the corresponding quarter.

Average debt (including current maturities) to financial institutions and debenture holders in the reporting period amounted to NIS 9,467 million.

Average supplier credit in the Quarter was NIS 721 million. Average short-term customer credit was NIS 2,901 million, and average long-term customer credit was NIS 971 million.

The Group's working capital surplus as of March 31, 2013 amounted to NIS 1,251 million, compared with a surplus of NIS 1,977 million on March 31, 2012. The decrease in the working capital stems mainly from a decrease in cash balances and occurred primarily in the Cellular segment owing to a decrease in the segment's current assets. The Company (according to the separate financial statements) has a working capital surplus of NIS 94 million as of March 31, 2013, compared with a surplus of NIS 119 million on March 31, 2012.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

2.	Market risks – Exposure and Management

2.1
Fair value sensitivity analyses and the effects of changes in the market prices of the fair value of the balances in and off the balance sheet for which there is a strong commitment as of March 31, 2013, do not differ significantly from the report as of December 31, 2012.

2.2
The linkage base report at March 31, 2013 does not differ significantly from the report as of December 31, 2012, except for additional forward transactions made by the Domestic Fixed-Line Communications segment and amounting to NIS 322 million for reducing exposure to changes in the CPI in respect of the balance of Debentures Series 5, and forward transactions made by the Cellular segment and amounting to USD 75 million for reducing exposure to changes in exchange rates in respect of the purchase of equipment (see Note 11.2 to the financial statements).

3.	Aspects of Corporate Governance

3.1	Disclosure of the process for approval of the financial statements

3.1.1
Committee

The Company's Financial Statements Review Committee is a separate committee which does not serve as the Audit Committee. The committee's  four members are Yitzhak Idelman, chairman (external director), Mordechai Keret (external director), Tali Simone (external director), and Dr. Yehoshua Rosenzweig (independent director), each of whom has accounting and financial expertise. All the members of the committee provided a statement prior to their appointment. For additional details about the directors who are committee members, see Chapter D of the Company's Periodic Report for 2012.

3.1.2	Approval of the financial statements

A.
The Financial Statements Review committee discussed and finalized its recommendations to the Board from their meetings held on May 7, 2013 and May 9, 2013.

The meeting of the Financial Statements Review Committee on May 7, 2013 was attended by all the committee's members and by Mr. Shaul Elovitz – Chairman of the Board, Mr. Dudu Mizrachi – Deputy CEO and CFO, Mr. Danny Oz – Controller, Mr. Lior Segal – Internal Auditor, Mr. Amir Nachlieli – General Counsel, Mr. Rami Nomkin – director, the external auditors, and other office-holders in the Company. The committee's meeting on May 9, 2013 was attended by all of the above and also by Ms. Stella Handler – CEO of the Company.

B.
The committee reviewed, among other things, the assessments and estimates made in connection with the financial statements, internal controls relating to the financial reporting, the integrity and propriety of the disclosure in the financial statements, and the accounting policy adopted in the company’s material affairs.

C.	The committee’s recommendations were forwarded in writing to the Board on May 9, 2013. The Board discussed the recommendations of the Financial Statements Review Committee on May 12, 2013.

D.
The Board believes that the recommendations of the Financial Statements Review Committee were submitted a reasonable time (three days) before the Board meeting, taking into account the scope and complexity of the recommendations.

E.	The Board accepted the recommendations of the Financial Statements Review Committee, and resolved to approve the Company's financial statements for the first quarter of 2013.

Directors' Report on the state of the corporation's affairs for the period ended March 31, 2013

4.	Disclosure concerning the financial reporting of the Company

4.1
Critical accounting estimates

Information about principal subjects of uncertainty in the critical estimates and judgments used in application of the accounting policy can be found in Note 2.4 to the financial statements.

4.2	Due to the materiality of the claims filed against the Group, which cannot yet be assessed or the exposure estimated, the auditors drew attention to them in their opinion on the financial statements.

5.	Details of series of liability certificates

5.1	Details relating to the series of liability certificates as of March 31, 2013 do not differ from the report as of December 31, 2012. .

5.2
Concerning the rating of the Company (and its debentures) by Standard & Poor's Maalot, which is ilAA\Stable Outlook – on April 22, 2013 Standard & Poor's Maalot published a full rating report in connection with the rating set on February 21, 2013. The rating report is attached to the Directors' Report.

6.
Miscellaneous

For information about the liability balances of the Company and the subsidiaries or the proportionately consolidated companies in its financial statements as of March 31, 2013, see the report form filed by the Company on Magna on May 13, 2013.

We thank the managers, the employees and the shareholders of the Group’s companies.

/s/ Shaul Elovitz	/s/ Stella Handler
Shaul Elovitz Chairman of the Board	Stella Handler CEO

Date of signature: May 12, 2013